Exhibit 99.1

IC Power Completes Acquisition of AIE from Hadera Paper

Singapore, August 10, 2015: On June 8, 2015, Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announced that its wholly-owned subsidiary I.C. Power Ltd., or IC Power, had agreed to acquire 100% of the shares in Advanced Integrated Energy, or AIE, from Hadera Paper Ltd., or Hadera Paper, for NIS 60 million (approximately $16 million).

Kenon has announced today that IC Power has completed the acquisition of 100% of the shares of AIE. AIE holds a conditional license for the construction of a 120 MW cogeneration power station in Israel. The project is in the advanced development stage and construction is expected to commence in early 2016. AIE’s power plant is expected to supply the electricity and steam needs of Hadera Paper’s facility, as well as to provide electricity to end users in Israel. The power plant will operate using natural gas and diesel oil and is expected to have a relatively high level of energy utilization due to usage of the cogeneration technology, which supplies electricity and steam in a single production process.

In connection with the completion of the transaction, Hadera Paper has agreed to sell equipment that it uses to produce steam and electricity within its manufacturing plant to AIE on the earlier of (i) December 30, 2015 and (ii) the date AIE holds an electricity generation license for such equipment. Until that time, AIE shall lease such equipment from Hadera Paper.

The consideration for the transaction was NIS 60 million (approximately $16 million), of which approximately NIS 24 million (approximately $6 million) was in the form of a loan which will be converted into consideration (and considered a payment to Hadera Paper) upon completion of the sale of the aforementioned equipment to IC Power.

In connection with the completion of the transaction, Hadera Paper has assigned to AIE a gas supply agreement with the Tamar partners relating to the facility and the related gas transport agreement with Israel Natural Gas Lines Ltd. In addition, on June 8, 2015, AIE and Hadera Paper entered into agreements for AIE’s supply of electricity and steam from the AIE power plant to be constructed by IC Power to Hadera Paper’s facility from closing and for a period of 18 years from the date the power plant commences operations. AIE will also lease from Hadera Paper the land on which the power generation plant is located for a period from closing and up to 20 years from the date of commercial operation of the plant.

Based off its initial assessment, IC Power expects that the cost of completing the AIE plant (including the consideration for the acquisition of AIE and the construction of the power station) will be approximately $200 million.

About IC Power

IC Power is a part of Kenon’s group and is a global company that owns private power plants in 11 countries in Latin America and the Caribbean, as well as in Israel, with an aggregate installed (including pipeline) capacity of approximately 4,000 megawatt.

IC Power, through its subsidiary OPC Rotem, constructed and owns the first large-scale private power plant in Israel, with an installed capacity of 440 megawatt, and which operates in Mishor Rotem. The plant is a combined cycle power plant which operates on natural gas, and which has been in operation since July 2013, supplying discounted electricity primarily to private consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the completion of IC Power’s acquisition of AIE from Hadera Paper, including statements with respect to the power plant that AIE is constructing, including capacity, expected costs of the project, expected date of commencement of construction and the expected completion date, statements with respect to the sale of electricity and steam produced by the AIE plant, statements about the AIE plant’s expected level of energy utilization and statements about other non-historical matters. These statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include a failure to commence or complete construction of the power plant on a timely basis, or at all, a failure to achieve a high level of energy utilization with the cogeneration technology, a failure to sell electricity to end users in Israel and other risks associated with the acquisition of AIE, including risks relating to the gas supply and transmission agreements assigned to AIE and the supply agreement entered into with Hadera Paper, changes in government policies and/or incentives, the level of investment that will be required to enable IC Power’s completion of the plant and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Ltd. (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the U.S. Securities and Exchange Commission’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246